Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Arrival S.à r.l

We consent to the use of our report dated December 14, 2020 with respect to the consolidated statements of financial position of Arrival S.à r.l and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of profits or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes to the consolidated financial statements, included herein and to the reference to our firm under the heading ‘Experts’ in the prospectus.

Our report refers to a change in accounting policy due to the adoption of IFRS 16 Leases.

/s/ KPMG LLP

London, United Kingdom

January 20, 2021